Paramount Gold Nevada Corp.

665 Anderson Street

Winnemucca, NV 89445

April 2, 2015

Mr. John Reynolds

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Response to SEC Staff Comment Letter dated March 30, 2015
Paramount Gold Nevada Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 20, 2015
File No. 333-201431

Dear Mr. Reynolds:

On behalf of Paramount Gold Nevada Corp. (the “Company”), we provide the Company’s responses to your letter dated March 30, 2015 (the “Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above referenced filing (as amended from time to time, the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the responses to each comment set forth immediately below the comment. The revisions to the Registration Statement described below are reflected in an amendment to the Registration Statement being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

References to the “Prospectus” are to the prospectus included in the Registration Statement.

Summary Unaudited Pro Forma Condensed Financial Information, page 9

Historical and Pro Forma Per Share Information, page 10

Historical Data Per Common Share, page 10

1.	It appears the amounts presented here for net loss and loss per common share for the six months ended December 31, 2014 differ from the amounts presented in your historical financial statements. Please revise, as appropriate.

Response: In response to the Staff’s comment, the Company has revised page 10 of the Prospectus.

Pro Forma Equivalent Per Common Share, page 10

2.	Please revise to disclose here pro forma net loss for the periods presented with explanation of how such pro forma amounts were derived.

Response: The Company has revised page 10 of the Prospectus in response to the Staff’s comment and included an explanation of how such pro forma amounts were derived.

Business, page 34

3.	We partially reissue comment 4. Please revise to provide a more detailed discussion of the costs and effects of compliance with environmental laws, as required by Item 101(h)(xi) of Regulation S-K. In addition, as previously requested, please provide the total number of employees in addition to the number of full time employees, as required by Item 101(h)(xii) of Regulation S-K.

Response: The Company has revised page 35 and of the Prospectus in response to the Staff’s comment.

Management, page 40

4.	We note the disclosure added in response to comment 6 and your response regarding Mr. Gonzalez-Urien’s business background and we partially reissue the comment. Please revise the registration statement to provide the business experience of Mr. Gonzalez-Urien for the past five years, as required by Item 401(e) of Regulation S-K. Please specify the time period during which Mr. Gonzales-Urien has served as a consultant and for Seabridge Gold. In addition, please provide the time period during which Mr. Buffone founded and worked at Mama’s Boy Wines.

Response: The Company has revised pages 41 and 42 of the Prospectus in response to the Staff’s comment.

5.	We reissue comment 7. Once known please amend the prospectus to disclose the material terms of the new employment agreements to be entered into before the separation and distribution. In addition, please file the agreements or forms of the agreements as exhibits.

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Response: The Company has revised page 45 of the Prospectus to state that the Company does not anticipate entering into employment agreements with its executive officers prior to the distribution and consummation of the merger. All known material terms of employment with the Company’s executive officers are disclosed.

Consolidated Financial Statements

Consolidated Statement of Operations and Comprehensive Loss, pages F-4 and F-19

6.	We read your response to comment 11. However, it appears to us that both interest income and interest expense are considered non-operating items since such interest income derived and interest expense incurred are from activities that are not related to the core operations of your business. Accordingly, please revise your statements of operations to exclude those non-operating amounts from the net loss before other items subtotal and instead present them under the other items caption. In addition, please revise the title of the revenue caption to convey that it includes other operating income amounts. For example, you could title it revenue and other operating income. Please revise or advise.

Response: The Company has revised pages F-4 and F-19 in response to the Staff’s comment.

If you have any questions with respect to the above, please contact the undersigned at (613) 288-4280.

Very truly yours,

PARAMOUNT GOLD NEVADA CORP.

_/s/ Carlo Buffone_______________

Carlo Buffone

Chief Financial Officer

cc: James T. Seery, LeClairRyan, A Professional Corporation

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